INDEPENDENT INVESTMENT BANKERS, CORP.
Statement of Operations
For the Year Ended December 31, 2015

Revenues	$	5,719,897
Operating expenses:		
Commissions, compensation and benefits		5,450,848
Communications		3,845
Dues and subscriptions		5,972
License and registration		37,129
Technology fees		17,492
Occupancy and equipment costs		14,350
Professional fees		123,118
Travel, meals and entertainment		21,533
Other expenses		45,632
Total operating expenses		5,719,919
Net loss before income taxes		(22)
Income tax expense		3,792
Net loss	$	(3,814)

See notes to the financial statements and independent auditors' report.